[Letterhead of Orrick, Herrington & Sutcliffe LLP]
November 20, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	National City Credit Card Master Note Trust National City Credit Card Master Trust National City Bank Amendment No. 2 to Registration Statement on Form S-3
Ladies and Gentlemen:
     On behalf of National City Bank, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 2 to Registration Statement on Form S-3.
     Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8499.
     Thank you for your attention to this matter.

Sincerely yours,

/s/ Michael H. Freedman
Michael H. Freedman
Enclosure